FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of June 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Seimitsu to Establish Manufacturing Subsidiary in Vietnam

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on June 21, 2012, in Kyoto, Japan

Nidec Seimitsu to Establish Manufacturing Subsidiary in Vietnam

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that its subsidiary, Nidec Seimitsu Corporation (“NSTJ”), will establish a manufacturing company in Vietnam in June 2012. The new subsidiary company plans to construct its first factory by the end of 2012.

Nidec Group, since its establishment of Nidec Tosok (Vietnam) Co., Ltd. in 1997, has been expanding its operations in Vietnam and currently manages nine companies in Ho Chi Minh City and one in Hanoi. The new subsidiary company will be the Group’s eleventh company to operate in Vietnam, the tenth in Ho Chi Minh City, and the fifth in Saigon Hi-Tech Park (“SHTP”) after Nidec Vietnam Corporation, Nidec Sankyo Vietnam Corporation, Nidec Copal Precision (Vietnam) Corporation, and Nidec Servo Vietnam Corporation.

Nidec Group currently has 22,000 employees in Ho Chi Minh City, the workforce larger than any other corporate group ever operating in the City, and expects to increase the number to 25,000 after the launch of the new factory

With the new addition in Vietnam, each Nidec Group company is poised to expand its business in the country, which is undergoing rapid economic growth, and meet the increasing needs mainly of Asian countries in the future, in order to further increase its market share.

1. Outline of the new company

(1)

Name: NIDEC SEIMITSU VIETNAM CORPORATION

(2)

Address: Lot I-1d-2 Road N1 Saigon Hi-Tech-Park Dist9 Ho Chi Minh City, Vietnam

(3)

Executives:

Chairman: Kazuto Hirasawa (part-time) (also First Senior Vice President, NSTJ)

President: Kazuo Aoki (full-time)

Board Member: Toshiro Ikeuchi (part-time) (also Representative Director & President, NSTJ)

Board Member: Masanori Kobayashi (part-time) (also Senior Vice President, NSTJ)

Auditor: Chiaki Sano (part-time) (also Senior Vice President, NSTJ)

(4)

Stake: USD 9 million (100% by NSTJ)

(5)

Purpose of establishment: Development, manufacturing, and sale of small precision motors and other products

(6)

Establishment: June 28, 2012 (planned)

2. Outline of the new factory

(1)

Site area: 38,930 sq.m

(2)

Lot area: 18,960 sq.m (approx. 35,000 sq.m after the second-phase construction)

(3)

Number of stories: 2 (ferroconcrete)

(4)

Size of workforce: 3,000 people

(5)

Groundbreaking: July 2012 (planned)

(6)

Completion: December 2012 (planned)

(7)

Planned start month of operation: January 2013

(8)

Products: Vibration motors (brush-rectified) for mobile phones

(9)

Production volume: 45 million units per month

(10) Total investment: USD 40 million

3. Purpose of establishing a new subsidiary

The market for mobile phone vibration and other small precision motors is expected to continue its rapid growth in the future. NSTJ, the world’s No. 1 mobile phone vibration motor manufacturer already operating in Shenzhen and Dongguan in China, and Batam in Indonesia, has discussed constructing a new factory to bolster its production capabilities in order to meet the needs of the expanding market, and realize higher-than-ever productivity and quality.

NSTJ has decided to establish its subsidiary and factory in Vietnam, after concluding it as appropriate as the company’s third motor-producing site, based on the country’s abundant human resources and advantageous geographical conditions, also considering that the Company and other Nidec Group companies are already operating their factories there.

4. Nidec Seimitsu Vietnam Corporation (Rendering: The first-phase construction)

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